Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MFA Financial Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of MFA Financial Inc. of our report dated February 12, 2015, with respect to the consolidated balance sheets of MFA Financial Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of MFA Financial Inc.

/s/ KPMG LLP

New York, New York
June 19, 2015